Mail Stop 4561

January 16, 2009

By U.S. Mail and Facsimile to (770) 838-1048.

Teresa L. Martin
Chief Financial Officer and Executive Vice President
FGBC Bancshares, Inc.
101 Main Street
Franklin, Georgia 30217

> **Re:** **FGBC Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Period Ended September 30, 2008**
> **File No. 000-51957**

Dear Ms. Martin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis

Critical Accounting Policies, page 20

1.	Please revise this discussion to include disclosure related to your valuation of foreclosed assets and the estimation of contingent assets and liabilities.

Alternatively, please tell us why you believe disclosure is not necessary considering your disclosure on page F-9 of Exhibit 13.

Other Income, page 25

2.   We note on page 25 that you recognize revenue related to certain mortgage banking activities. Considering the materiality of the revenue to your net income, please revise to disclose the following:

- Revise the Business section to disclose the business purpose of the sales of loans, and the significance of your mortgage banking activity to your overall operations;

- Disclose whether these loans were originated for sale in a secondary market or were originally held-for-investment and subsequently sold;

- Disclose the specific types of loans sold (e.g. 1-4 family conforming mortgages, sub-prime, etc.) and disclose the volume of loans sold during the reported periods;

- Disclose any recourse provisions on the loans sold, including any normal representations and warranties, as well as whether you have been required to perform under these provisions. Disclose any losses or liabilities incurred as a result of these provisions; and,

- Given recent market events, please revise to disclose the importance of the mortgage sales to your liquidity. If material, discuss the alternative liquidity sources available to you should you be unable to sell these loans in the future.

Risk Elements, page 29

3.   Please clarify the specific factors considered in your determination of whether a loan is fully collateralized, adequately collateralized or partially collateralized, and discuss the differences between each classification.

Exhibit 13
Statement of Cash Flows, page F-7

4.   We note that you report cash flows from your mortgage banking activities as
        investing cash flows. Please revise to disclose how you have considered the
        guidance of paragraph 8(a) of SOP 01-6 and paragraph 9 of SFAS 102 in
        determining that this classification is appropriate.

Summary of Significant Accounting Policies

Loans, page F-10

5.   Please revise to state, if true, that accrual of loans is discontinued when, in
        management's opinion, the borrower may be unable to meet payments as they
        become due unless the loan is well-secured and in the process of collection.

Allowance for Loan Losses, page F-11

6.   Please revise to disclose the following information related to the allowance for
        loan losses:

        •   Disclose the purpose of the specific allocation component of the
            Allowance for Loan Loss relating to loans that are graded substandard,
            doubtful and loss. Provide additional specific disclosure about how this
            component of the allowance is determined. Clarify how this component
            of the allowance relates to the FAS 5 and FAS 114 components of the
            allowance;

        •   Provide specific disclosure about your process for identifying impaired
            loans for further analysis under FAS 114; and,

        •   On page 30, you state that you maintain minimum general reserves based
            on the asset quality grade of the loan in accordance with state and federal
            regulatory guidelines. Please revise to disclose the specific regulatory
            guidance you are referring to. Disclose in detail the methodology you use
            to determine such amounts and how this methodology complies with
            GAAP.

Foreclosed Assets, page F-11

7.   Please revise to disclose how your policy complies with paragraph 28 of SFAS
        15.

Income Taxes, page F-12

8.   Please revise to disclose the specific reasons why you believe that it is more likely
        than not your deferred tax assets will be realized and that a valuation allowance
        was no longer needed. Specifically detail the positive and negative evidence used
        to support your decision under paragraphs 23-24 of SFAS No. 109. Please update
        this disclosure in future filings and disclose whether you met your objective of
        profitability disclosed on page 21.

Form 10-Q for the period ended September 30, 2008

Note 3. Fair Value Measurements, page 9

9.   We note that you record certain assets (e.g. collateral dependent impaired loans
        and foreclosed assets) at fair value on a non-recurring basis. Please revise future
        filings to provide the disclosures required by paragraph 33 of SFAS 157, as
        applicable. Please provide us with your proposed disclosures as of September 30,
        2008.

Provision and Allowance for Loan Losses, page 14

10.   Since the allowance for loan losses is a critical accounting policy subject to
        significant management judgments and estimates, and in order to promote
        transparency to investors particularly in light of recent material changes to your
        allowance for loan losses, please revise your future interim filings to update the
        information required by Item IV.B of Industry Guide 3. Please provide us with
        your proposed disclosures as of September 30, 2008.

11.   Considering the significant increase in the levels of non-performing loans, and in
        order to promote transparency, please revise to include the following disclosures
        in future interim filings. Please provide us with your proposed disclosures as of
        September 30, 2008.

        • Update the disclosures required by Item III.C of Industry Guide 3 by
          major loan category;

        • Provide disclosure regarding the reasons why management believes the
          levels of non-performing loans have increased so significantly;

- Specifically state whether the increase in non-performing loans is due to a few large loans or numerous smaller balance loans.

- Discuss changes in the balance of non-performing loans from prior periods and specifically discuss how you have considered these trends in your determination of the allowance for loan losses;

- Discuss the changes in the level of collateralization of your non-performing loans.

12.   We note that although the level of non-performing loans has increased, your level of charge-offs has not experienced a corresponding increase. Please revise to discuss and explain the divergent trends in the changes in the balances of non-performing loans compared to the changes in the levels of charge-offs you have experienced.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or Brittany Ebbertt at (202) 551-3572 if you have questions relating to these comments, or me at (202) 551-3494.

Sincerely,

Kevin W. Vaughn
Branch Chief